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RiverSource Government Money Market Fund, Inc.

EXHIBIT 77D - POLICIES WITH RESPECT TO SECURITY INVESTMENT

At a Board meeting held Sept. 8-10, 2009, the Board of Directors approved changes to the non-fundamental investment policies as follows.

Effective March 1, 2010, the fund eliminated its non-fundamental investment policy that it may not acquire any securities of a registered open-end investment company or a registered unit investment trust in reliance on subparagraph (F) or subparagraph (G) of Section 12(d)(1) of the 1940 Act.

Effective March 1, 2010, the fund eliminated the following non-fundamental investment policy: The fund will not lend more than 25% of the value of its total assets and it is not intended that payments received on account of interest paid on securities loaned will exceed 10% of the annual gross income of the fund without offset for realized short-term capital losses, if any.

Also effective March 1, 2010, the fund adopted the following non-fundamental investment policy:

The fund will not lend securities or participate in an interfund lending program if the total of all such loans would exceed 331/3% of the fund's total assets except this non-fundamental investment policy shall not prohibit the fund from purchasing money market securities, loans, loan participation or other debt securities, or from entering into repurchase agreements.

Effective March 1, 2010, the fund adopted the non-fundamental investment policy that no more than 10% of the fund's net assets will be held in securities and other instruments that are illiquid.

Effective March 1, 2010, the fund eliminated the following non-fundamental investment policy: The fund's investments in bank obligations will be limited at the time of investment to the obligations of the 100 largest domestic banks in terms of assets which are subject to regulatory supervision by the US Government or state governments, and the obligations of the 100 largest foreign banks in terms of assets with branches or agencies in the United States.

The fund's investments in commercial paper issued by bank holding companies will be limited at the time of investment to the 100 largest U.S. bank holding companies in terms of assets.